VanEck Ethereum ETF

c/o VanEck Digital Assets, LLC

666 Third Avenue, 9th Floor

New York, New York 10017

July 18, 2024

VIA EDGAR

Ms. Sandra Hunter Berkheimer, Esq.

Mr. J. Nolan McWilliams, Esq.

Office of Crypto Assets

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Request for Acceleration of Effectiveness
VanEck Ethereum ETF
Registration Statement on Form S-1
File No. 333-255888

Dear Ms. Berkheimer and Mr. McWilliams:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Securities Act”), VanEck Ethereum ETF (the “Trust”) hereby requests that the effectiveness for the above-captioned Registration Statement on Form S-1 (as amended through the date hereof) filed under the Securities Act be accelerated to 4:30 p.m., New York City time, on July 22, 2024, or as soon thereafter as practicable. The Trust hereby confirms that it is aware of its obligations under the Securities Act and the Securities Exchange Act of 1934, as amended.

Should you have any questions or require any additional information with respect to this filing, please contact Clifford R. Cone at (212) 878-3180 or Jason D. Myers at (212) 878-8324.

Sincerely,

VanEck Digital Assets, LLC
Sponsor of VanEck Ethereum ETF

By:	/s/ Jonathan R. Simon
Name: Jonathan R. Simon
Title: Senior Vice President, General Counsel and Secretary

cc:	Jan F. van Eck, VanEck Digital Assets, LLC
John J. Crimmins, VanEck Digital Assets, LLC
Jonathan R. Simon, VanEck Digital Assets, LLC
Matthew A. Babinsky, VanEck Digital Assets, LLC
Clifford R. Cone, Clifford Chance US LLP
Jason D. Myers, Clifford Chance US LLP
Jesse Overall, Clifford Chance US LLP
Kimara E. Davis, Clifford Chance US LLP
- 2 -